TRICON RESIDENTIAL

ELEVATE

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

Condensed Interim Consolidated Balance Sheets
Unaudited (in thousands of U.S. dollars)
	Notes	March 31, 2022	December 31, 2021

Assets
Non-current assets
Rental properties	4	$8,967,351	$7,978,396
Equity-accounted investments in multi-family rental properties	5	215,482	199,285
Equity-accounted investments in Canadian residential developments	6	102,277	98,675
Canadian development properties	7	139,765	133,250
Investments in U.S. residential developments	8	138,084	143,153
Restricted cash		137,566	123,329
Goodwill	11	29,726	29,726
Deferred income tax assets	12	106,291	96,945
Intangible assets	21	8,736	9,324
Other assets	22	89,692	84,749
Derivative financial instruments	18	2,393	363
Total non-current assets		9,937,363	8,897,195

Current assets
Cash		143,196	176,894
Amounts receivable	15	42,693	41,582
Prepaid expenses and deposits		43,835	32,946
Total current assets		229,724	251,422
Total assets		$10,167,087	$9,148,617

Liabilities
Non-current liabilities
Long-term debt	16	$4,138,944	$3,662,628
Due to Affiliate	17	252,930	256,362
Derivative financial instruments	18	258,358	230,305
Deferred income tax liabilities	12	519,163	461,689
Limited partners' interests in single-family rental business	23	1,221,378	947,452
Long-term incentive plan	28	24,947	21,431
Performance fees liability	29	61,991	48,358
Other liabilities	24	29,762	28,958
Total non-current liabilities		6,507,473	5,657,183

Current liabilities
Amounts payable and accrued liabilities	10	107,313	102,954
Resident security deposits		61,317	56,785
Dividends payable	25	15,868	15,821
Current portion of long-term debt	16	254,915	254,805
Total current liabilities		439,413	430,365
Total liabilities		6,946,886	6,087,548

Equity
Share capital	26	2,124,889	2,114,783
Contributed surplus		22,836	22,790
Cumulative translation adjustment		26,428	22,842
Retained earnings		1,039,858	893,379
Total shareholders' equity		3,214,011	3,053,794
Non-controlling interest		6,190	7,275
Total equity		3,220,201	3,061,069
Total liabilities and equity		$10,167,087	$9,148,617
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Approved by the Board of Directors

David Berman                    Michael Knowlton

Condensed Interim Consolidated Statements of Comprehensive Income
Unaudited (in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)
For the three months ended	Notes	March 31, 2022	March 31, 2021(1)

Revenue from single-family rental properties	13	$138,788	$99,391
Direct operating expenses	20	(45,515)	(33,219)
Net operating income from single-family rental properties		93,273	66,172

Revenue from private funds and advisory services	14	$12,411	$8,930

Income (loss) from equity-accounted investments in multi-family rental properties	5	17,037	(457)
Loss from equity-accounted investments in Canadian residential developments	6	(15)	(3)
Other income		3,049	205
Income from investments in U.S. residential developments	8	4,305	6,659
Compensation expense	28	(28,252)	(17,020)
Performance fees expense	29	(12,564)	(730)
General and administration expense		(12,875)	(8,403)
Transaction costs		(2,219)	(1,229)
Interest expense	19	(36,854)	(36,075)
Fair value gain on rental properties	4	299,572	112,302
Fair value loss on derivative financial instruments and other liabilities	18	(29,362)	(37,172)
Amortization and depreciation expense	21, 22	(3,407)	(2,650)
Realized and unrealized foreign exchange (loss) gain		(61)	170
Net change in fair value of limited partners’ interests in single-family rental business	23	(92,232)	(26,141)
		106,122	(10,544)
Income before income taxes from continuing operations		$211,806	$64,558
Income tax (expense) recovery - current	12	(462)	44,473
Income tax expense - deferred	12	(47,887)	(67,127)
Net income from continuing operations		$163,457	$41,904

Loss before income taxes from discontinued operations	3	—	(77,224)
Income tax expense - current	3	—	(46,502)
Income tax recovery - deferred	3	—	56,164
Net loss from discontinued operations		—	(67,562)
Net income (loss)		$163,457	$(25,658)

Attributable to:
Shareholders of Tricon		162,347	(26,229)
Non-controlling interest		1,110	571
Net income (loss)		$163,457	$(25,658)

Other comprehensive income
Items that will be reclassified subsequently to net income
Cumulative translation reserve		3,586	1,995
Comprehensive income (loss) for the period		$167,043	$(23,663)

Attributable to:
Shareholders of Tricon		165,933	(24,234)
Non-controlling interest		1,110	571
Comprehensive income (loss) for the period		$167,043	$(23,663)

Basic earnings (loss) per share attributable to shareholders of Tricon
Continuing operations	27	$0.59	0.21
Discontinued operations	27	—	(0.34)
Basic earnings (loss) per share attributable to shareholders of Tricon		$0.59	$(0.13)

Diluted earnings (loss) per share attributable to shareholders of Tricon
Continuing operations	27	$0.59	0.21
Discontinued operations	27	—	(0.35)
Diluted earnings (loss) per share attributable to shareholders of Tricon		$0.59	$(0.14)

Weighted average shares outstanding - basic	27	274,064,375	194,898,627
Weighted average shares outstanding - diluted	27	276,763,567	196,327,468
(1) Certain comparative figures have been adjusted to conform with the current period presentation. Refer to Note 2 for further details.

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Condensed Interim Consolidated Statements of Changes in Equity
Unaudited (in thousands of U.S. dollars)

	Notes	Share capital	Contributed surplus	Cumulative translation adjustment	Retained earnings	Total shareholders' equity	Non - controlling interest	Total

Balance at January 1, 2022		$2,114,783	$22,790	$22,842	$893,379	$3,053,794	$7,275	$3,061,069

Net income		—	—	—	162,347	162,347	1,110	163,457
Cumulative translation reserve		—	—	3,586	—	3,586	—	3,586
Distributions to non-controlling interest		—	—	—	—	—	(2,195)	(2,195)
Dividends/Dividend reinvestment plan	25	1,572	—	—	(15,868)	(14,296)	—	(14,296)
Stock-based compensation	28	552	590	—	—	1,142	—	1,142
Preferred units exchanged	17, 26	8,015	—	—	—	8,015	—	8,015
Shares reserved for restricted share awards	28	(33)	—	—	—	(33)	—	(33)
Other	12	—	(544)	—	—	(544)	—	(544)
Balance at March 31, 2022		$2,124,889	$22,836	$26,428	$1,039,858	$3,214,011	$6,190	$3,220,201

Balance at January 1, 2021		$1,192,963	$19,738	$23,395	$499,000	$1,735,096	$8,142	$1,743,238

Net loss		—	—	—	(26,229)	(26,229)	571	(25,658)
Cumulative translation reserve		—	—	1,995	—	1,995	—	1,995
Distributions to non-controlling interest		—	—	—	—	—	(2,146)	(2,146)
Dividends/Dividend reinvestment plan	25	1,407	—	—	(10,792)	(9,385)	—	(9,385)
Stock-based compensation	28	694	(119)	—	—	575	—	575
Shares reserved for restricted share awards	28	(20)	89	—	—	69	—	69
Balance at March 31, 2021		$1,195,044	$19,708	$25,390	$461,979	$1,702,121	$6,567	$1,708,688
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Statements of Cash Flows
Unaudited (in thousands of U.S. dollars)
For the three months ended	Notes	March 31, 2022	March 31, 2021

CASH PROVIDED BY (USED IN)
Operating activities
Net income (loss)		$163,457	$(25,658)
Net loss from discontinued operations	3	—	67,562
Adjustments for non-cash items	34	(118,816)	26,653
Cash paid for AIP, LTIP and performance fees, net of equity contribution	28, 29	(9,043)	(5,939)
Distributions to non-controlling interests		(2,195)	(2,146)
Advances made to investments	5, 6, 8	(3,950)	(3,226)
Distributions received from investments	5, 6, 8	12,320	12,700
Changes in non-cash working capital items	34	(3,109)	(55,140)
Net cash provided by operating activities from continuing operations		38,664	14,806
Net cash used in operating activities from discontinued operations	3	—	(2,593)
Net cash provided by operating activities		$38,664	$12,213

Investing activities
Acquisition of rental properties	4	(619,896)	(163,922)
Capital additions to rental properties	4	(79,268)	(32,259)
Disposition of rental properties	4	9,781	3,177
Additions to fixed assets and other non-current assets	7, 22	(8,761)	(4,285)
Net cash used in investing activities from continuing operations		(698,144)	(197,289)
Net cash provided by investing activities from discontinued operations	3	—	407,311
Net cash (used in) provided by investing activities		$(698,144)	$210,022

Financing activities
Lease payments	24, 35	(693)	(623)
Proceeds from corporate borrowing	35	99,000	60,000
Repayments of corporate borrowing	35	(18,776)	(67,066)
Proceeds from rental and development properties borrowing	35	395,497	154,107
Repayments of rental and development properties borrowing	35	(2,518)	(48,452)
Dividends paid	25	(14,249)	(9,234)
Change in restricted cash		(14,237)	735
Contributions from limited partners	23	193,788	32,649
Distributions to limited partners	23	(12,094)	(1,990)
Net cash provided by financing activities from continuing operations		625,718	120,126
Net cash used in financing activities from discontinued operations	3	—	(102,849)
Net cash provided by financing activities		$625,718	$17,277

Effect of foreign exchange rate difference on cash		64	23

Change in cash during the period		(33,698)	239,535
Cash - beginning of period		176,894	55,158
Cash - end of period		$143,196	$294,693

Supplementary information
Cash paid on
Income taxes		$47	$—
Interest		$32,281	$45,330
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

1.    NATURE OF BUSINESS

Tricon Residential Inc. (“Tricon” or the “Company”) is an owner and operator of a growing portfolio of approximately 31,000 single-family rental homes located primarily in the U.S. Sun Belt. The Company also invests in adjacent residential businesses which include multi-family rental properties and residential development assets in the United States and Canada. Through its fully integrated operating platform, the Company earns rental income and ancillary revenue from single-family rental properties, income from its investments in multi-family rental properties and residential developments, as well as fees from managing third-party capital associated with its businesses.

Tricon was incorporated on June 16, 1997 under the Business Corporations Act (Ontario) and its head office is located at 7 St. Thomas Street, Suite 801, Toronto, Ontario, M5S 2B7. The Company is domiciled in Canada. Tricon became a public company in Canada on May 20, 2010 and completed an initial public offering of its common shares in the U.S. on October 12, 2021. The Company’s common shares are traded under the symbol TCN on both the New York Stock Exchange and the Toronto Stock Exchange.

These condensed interim consolidated financial statements were approved for issue on May 10, 2022 by the Board of Directors of Tricon.

2.    BASIS OF PRESENTATION

The following is a summary of the significant accounting policies applied in the preparation of these condensed interim consolidated financial statements.

Basis of preparation and measurement

Preparation of consolidated financial statements

The condensed interim consolidated financial statements are prepared on a going-concern basis and have been presented in U.S. dollars, which is also the Company’s functional currency. All financial information is presented in thousands of U.S. dollars except where otherwise indicated.

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), including International Accounting Standard, Interim Financial Reporting ("IAS 34"), on a basis consistent with the accounting policies disclosed in the Company's annual financial statements. They should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2021.

On March 31, 2021, the Company completed the syndication of its U.S. multi-family rental subsidiary, Tricon US Multi-Family REIT LLC, which resulted in a disposition of 80% of the Company's interest in that subsidiary. Accordingly, the Company reclassified the prior-year period results and cash flows of the U.S. multi-family rental subsidiary as discontinued operations separate from the Company's continuing operations in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations ("IFRS 5") (Note 3).

The accounting impact of the Company's businesses and their presentation in the Company's consolidated financial statements are summarized in the table below.

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

	ACCOUNTING		PRESENTATION
Business segment	Accounting assessment	Accounting methodology	Presentation in Balance Sheet	Presentation in Statement of Income	Presentation of Non-controlling interest
Single-Family Rental
Tricon wholly-owned	Controlled subsidiary	Consolidation	Rental properties	Revenue from single-family rental properties	N/A
SFR JV-1	Controlled subsidiary	Consolidation			Limited partners' interests (Component of liabilities)
SFR JV-HD	Controlled subsidiary	Consolidation
SFR JV-2	Controlled subsidiary	Consolidation

Multi-Family Rental
U.S. multi-family(1)	Controlled subsidiary for the period between January 1, 2021 and March 30, 2021, and joint venture from March 31, 2021	Consolidation between January 1, 2021 and March 30, 2021, and equity method from March 31, 2021	Equity-accounted investments in multi-family rental properties	Net loss from discontinued operations between January 1, 2021 and March 30, 2021 Income from equity-accounted investments in multi-family rental properties from March 31, 2021	N/A
Canadian multi-family: 592 Sherbourne (The Selby)	Investments in associate	Equity method	Equity-accounted investments in multi-family rental properties	Income from equity-accounted investments in multi-family rental properties	N/A

Canadian residential developments
The Shops of Summerhill	Controlled subsidiary	Consolidation	Canadian development properties	Other income	N/A
The James (Scrivener Square)					N/A

57 Spadina (The Taylor)	Investments in associate	Equity method	Equity-accounted investments in Canadian residential developments	Income from equity-accounted investments in Canadian residential developments	N/A
WDL - Block 8 (Canary Landing)	Joint venture	Equity method			N/A
WDL - Block 20 (Canary Landing)	Joint venture	Equity method			N/A
WDL - Blocks 3/4/7 (Canary Landing)	Joint venture	Equity method			N/A
WDL - Block 10 (Canary Landing)	Joint venture	Equity method			N/A
6~8 Gloucester (The Ivy)	Joint venture	Equity method			N/A
7 Labatt(2)	Joint venture	Equity method			N/A
Queen & Ontario	Joint venture	Equity method			N/A
Symington	Joint venture	Equity method			N/A

U.S. residential developments
Build-to-rent	Investments in associates	Equity method	Investments in U.S. residential developments	Income from investments in U.S. residential developments	N/A
For-sale housing	Investments in associates	Equity method			N/A

Private Funds and Advisory
Private funds GP entities	Controlled subsidiary	Consolidation	Consolidated	Revenue from private funds and advisory services	N/A
Johnson development management	Controlled subsidiary	Consolidation	Consolidated		Component of equity
(1) On March 31, 2021, the Company sold an 80% ownership interest in its U.S. multi-family rental portfolio (Note 3).
(2) On November 12, 2021, the Company's joint venture, Labatt Village Holding LP, sold its 80% ownership interest in the 7 Labatt project to the remaining joint venture partner.

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Changes to comparative figures

Certain comparative figures have been adjusted to conform with the current period presentation, as shown in the table below. There was no impact on the net income and comprehensive income of the Company as a result of this change in presentation.

(in thousands of U.S. dollars)	As previously reported	Reclassify performance fees expense(1)	Reclassify resident recoveries (2)	As adjusted

For the three months ended March 31, 2021

Revenue from single-family rental properties	$98,474	$—	$917	99,391
Direct operating expenses	(32,302)	—	(917)	(33,219)
Compensation expense	(17,750)	730	—	(17,020)
Performance fees expense	—	(730)	—	(730)

(1) The interests of participating senior management in equity interests in certain Investment Vehicles have been reclassified from compensation expense to conform with the current period presentation (Note 29).
(2) Resident recoveries of $917 previously recorded as a reduction in direct operating expenses have been reclassified to revenue from single-family rental properties.

Accounting standards and interpretations adopted

Effective January 1, 2022, the Company has adopted the amendment to IFRS 3, Business Combinations, when determining what constitutes an asset or a liability in a business combination. This amendment also includes a new exception for certain liabilities and contingent liabilities and clarified that an acquirer should not recognize contingent assets at the acquisition date. The Company also adopted the amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"), to account for the cost of fulfilling a contract when an onerous contract is established. The adoption of these amendments did not have a significant impact on the Company’s consolidated financial statements.

Accounting standards and interpretations issued but not yet adopted

In January 2020, the International Accounting Standards Board ("IASB") issued amendments to IAS 1, Presentation of Financial Statements ("IAS 1"), to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. In February 2021, the IASB added an IFRS practice statement to IAS 1 and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8"). The amendments to IAS 1 and IAS 8 are effective for annual reporting periods beginning on or after January 1, 2023.

In May 2021, the IASB issued amendments to IAS 12, Income Taxes ("IAS 12"), to clarify how companies should account for deferred tax on transactions, such as leases and decommissioning obligations. The amendments are effective for annual periods beginning on or after January 1, 2023.

There are no other standards, interpretations or amendments to existing standards that are not yet effective that are expected to have a material impact on the consolidated financial statements of the Company.

3.    DISCONTINUED OPERATIONS

On March 31, 2021, the Company sold an 80% interest in its subsidiary, Tricon US Multi-Family REIT LLC, to two institutional investors for net cash consideration of $431,583. Tricon recognized its remaining 20% interest at fair value on the transaction date and proceeded to account for it as an equity-accounted investment (Note 5).

In accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, the Company reclassified the current- and prior-period results and cash flows of Tricon US Multi-Family REIT LLC as discontinued operations separate from the Company's continuing operations.

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Tricon US Multi-Family REIT LLC became the Company’s subsidiary effective January 1, 2020 through the Company’s transition to a rental housing company. On the date of transition, the Company was required to apply the acquisition method of accounting in accordance with IFRS 3 to all subsidiaries that were previously measured at fair value under investment entity accounting. Accordingly, Tricon US Multi-Family REIT LLC (previously TLR Saturn Master LP and its wholly-owned subsidiaries, collectively) was deemed to have been acquired by the Company. The Company recognized $79,112 of goodwill from Tricon US Multi-Family REIT LLC on the corporate balance sheet on transition due to the recognition of deferred tax liabilities that arose from the difference in the tax bases and the fair values of the net assets acquired.

On March 31, 2021, the goodwill balance was deemed to have been disposed of as part of the disposal group from an accounting perspective. As a result, the Company recognized a loss of $84,427 for the three months ended March 31, 2021, mainly attributable to the derecognition of goodwill as described below.

(in thousands of U.S. dollars)	March 31, 2021

Total consideration	$431,583
Net asset value on disposition	(431,583)
Transaction costs	(3,285)
Derecognition of goodwill and other assets	(81,142)
Loss on sale	$(84,427)

The table below presents the carrying values of the net assets of the disposal group at the date of sale.

(in thousands of U.S. dollars)	March 31, 2021

Net assets
Rental properties	$1,333,406
Goodwill	79,112
Cash and restricted cash	18,553
Net working capital and other	(10,001)
Long-term debt	(800,450)
Net assets of U.S. multi-family rental	620,620
Derecognition of goodwill	(79,112)
Rental properties marked to market on disposition	(2,030)
Net assets value available for sale	539,478
Net assets retained by the Company at 20%	(107,895)
Net assets value for disposition	$431,583

The profit or loss of the discontinued operations was as follows:

(in thousands of U.S. dollars)
For the three months ended	March 31, 2022	March 31, 2021

Net operating income from multi-family rental properties	$—	$16,224

Interest expense	—	(7,845)
Other expenses	—	(1,176)
Loss on sale	—	(84,427)
Loss before income taxes from discontinued operations	$—	$(77,224)
Income tax expense - current	—	(46,502)
Income tax recovery - deferred	—	56,164
Net loss from discontinued operations	$—	$(67,562)

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The table below provides a summary of the Company's cash flows attributed to the discontinued operations.

(in thousands of U.S. dollars)
For the three months ended	March 31, 2022	March 31, 2021

Net cash used in operating activities from discontinued operations	$—	$(2,593)
Net cash provided by investing activities from discontinued operations	—	407,311
Net cash used in financing activities from discontinued operations(1)	—	(102,849)
Change in cash during the year from discontinued operations	$—	$301,869
(1) Includes repayments of the U.S. multi-family credit facility totaling $109,890 for the three months ended March 31, 2021, net of changes in the restricted cash balance.

4.    RENTAL PROPERTIES

Management is responsible for fair value measurements included in the financial statements, including Level 3 measurements. The valuation processes and results are reviewed and approved by the Valuation Committee once every quarter, in line with the Company’s quarterly reporting dates. The Valuation Committee consists of individuals who are knowledgeable and have experience in the fair value techniques for the real estate properties held by the Company. The Valuation Committee decides on the appropriate valuation methodologies for new real estate properties and contemplates changes in the valuation methodology for existing real estate holdings. Additionally, the Valuation Committee analyzes the movements in each property’s (or group of properties') value, which involves assessing the validity of the inputs applied in the valuation.

The following table presents the changes in the rental property balances for the three months ended March 31, 2022 and the year ended December 31, 2021.

(in thousands of U.S. dollars)	March 31, 2022	December 31, 2021

Opening balance	$7,978,396	$6,321,918
Acquisitions(1)	619,896	1,835,235
Capital expenditures	79,268	198,602
Fair value adjustments(2)	299,572	990,575
Dispositions(3)	(9,781)	(1,367,934)
Balance, end of period	$8,967,351	$7,978,396
(1) The total purchase price includes $1,035 (2021 - $2,720) of capitalized transaction costs in relation to the acquisitions.
(2) Fair value adjustments include realized fair value gains of $2,760 for the three months ended March 31, 2022 and realized fair value gains of $409 for the year ended December 31, 2021 on the single-family rental properties.
(3) Dispositions for the year ended December 31, 2021 reflect the deconsolidation of the $1,333,406 U.S. multi-family rental portfolio on March 31, 2021 (Note 3).

The Company used the following techniques to determine the fair value measurements included in the condensed interim consolidated financial statements categorized under Level 3.

Single-family rental homes

Valuation methodology

The fair value of single-family rental homes is typically determined primarily by using the Home Price Index (“HPI”) methodology and periodically Broker Price Opinions (“BPOs”), as applicable. In addition, homes that were purchased in the last three to six months (or properties purchased in the year that are not yet stabilized) from the reporting date are recorded at their purchase price plus the cost of capital expenditures as the home values typically do not change materially in the short term, and capital expenditures generally do not significantly impact values in those periods.

BPOs are quoted by qualified brokers who hold active real estate licenses and have market experience in the locations and segments of the properties being valued. The brokers value each property based on recent comparable sales and active comparable listings in the area, assuming the properties were all renovated to an

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

average standard in their respective areas. The Company typically obtains a BPO when a home is included in a new debt facility.

The HPI methodology is used to update the value, on a quarterly basis, of single-family rental homes that were most recently valued using a BPO as well as single-family rental homes held for more than six months following initial acquisition. The HPI is calculated based on a repeat-sales model using large real estate information databases compiled from public records. The Company uses a weighted twelve-month trailing average HPI change to update the value of its single-family rental homes, with a heavier weight applied to more recent data as home values can change rapidly. The quarterly HPI change is then applied to the previously recorded fair value of the rental homes. The data used to determine the fair value of the Company’s single-family rental homes is specific to the zip code in which the property is located.

The Company performed a valuation at February 28, 2022 for rental homes acquired prior to January 1, 2022, according to its valuation policy and based on the best information available. HPI growth continued across all markets and was 4.5% (net of capital expenditures) during the quarter compared to 2.4% in the same period in the prior year. There were no homes valued using the BPO method during the quarter. The HPI methodology resulted in a fair value gain of $299,572 for the three months ended March 31, 2022 (2021 - $112,302). Management has assessed the impact of any market changes that occurred subsequent to the date of the valuation and has determined that there were no material changes to the values as at March 31, 2022.

Sensitivity

The weighted average of the quarterly HPI change was 4.5% (2021 - 2.4%). If the change in the quarterly HPI increased or decreased by 0.5%, the impact on the single-family rental property balance at March 31, 2022 would be $32,637 and ($32,637), respectively (2021 - $23,219 and ($23,219)).

5.    EQUITY-ACCOUNTED INVESTMENTS IN MULTI-FAMILY RENTAL PROPERTIES

The Company’s equity-accounted investments in multi-family rental properties include a joint venture arrangement that operates 23 properties in the U.S. Sun Belt markets, effective as of March 31, 2021, as well as an investment in associate ("592 Sherbourne LP", operating as "The Selby"), a multi-family rental property in Toronto, over which it has significant influence.

These arrangements are accounted for under the equity method.

The following table presents the change in the balance of equity-accounted investments in multi-family rental properties for the three months ended March 31, 2022 and the year ended December 31, 2021.

(in thousands of U.S. dollars)	March 31, 2022	December 31, 2021

Opening balance	$199,285	$19,913
Initial recognition of equity-accounted investment in U.S. multi-family rental properties (Note 3)	—	107,895
Advances	—	453
Distributions	(1,146)	(4,428)
Income from equity-accounted investments in multi-family rental properties	17,037	75,333
Translation adjustment	306	119
Balance, end of period	$215,482	$199,285

6.    EQUITY-ACCOUNTED INVESTMENTS IN CANADIAN RESIDENTIAL DEVELOPMENTS

The Company has entered into certain arrangements in the form of jointly controlled entities and investments in associates for various Canadian multi-family rental developments. Joint ventures represent development properties held in partnership with third parties where decisions relating to the relevant activities of the joint venture require the unanimous consent of the partners. These arrangements are accounted for under the equity method.

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The following table presents the change in the balance of equity-accounted investments in Canadian residential developments for the three months ended March 31, 2022 and the year ended December 31, 2021.

(in thousands of U.S. dollars)	March 31, 2022	December 31, 2021

Opening balance	$98,675	$74,955
Advances(1)	2,150	30,089
Distributions	—	(14,772)
(Loss) income from equity-accounted investments in Canadian residential developments	(15)	8,200
Translation adjustment	1,467	203
Balance, end of period	$102,277	$98,675
(1) On February 22, 2022, the Company entered into a new joint venture investment, Symington LP. As at March 31, 2022, Tricon's share of the net assets of Symington LP was $1,220 and no income was earned by the joint venture during the quarter.

7.     CANADIAN DEVELOPMENT PROPERTIES

The Company's Canadian development properties include one development project (The James) and an adjacent commercial property (The Shops of Summerhill) in Toronto. The following table presents the changes in the Canadian development properties balance for the three months ended March 31, 2022 and the year ended December 31, 2021.

(in thousands of U.S. dollars)	March 31, 2022	December 31, 2021

Opening balance	$133,250	$110,018
Development expenditures	4,507	12,748
Fair value adjustments	—	10,098
Translation adjustment	2,008	386
Balance, end of period	$139,765	$133,250

The Company earned $296 of commercial rental income from The Shops of Summerhill for the three months ended March 31, 2022 (2021 - $205), which is classified as other income.

8.    INVESTMENTS IN U.S. RESIDENTIAL DEVELOPMENTS

The Company makes investments in U.S. residential developments via equity investments and loan advances. Advances made to investments are added to the carrying value when paid; distributions from investments are deducted from the carrying value when received.

The following table presents the changes in the investments in U.S. residential developments for the three months ended March 31, 2022 and the year ended December 31, 2021.

(in thousands of U.S. dollars)	March 31, 2022	December 31, 2021

Opening balance	$143,153	$164,842
Advances	1,800	6,706
Distributions	(11,174)	(55,744)
Derecognition of investment in U.S. residential developments(1)	—	(4,377)
Income from investments in U.S. residential developments(2)	4,305	31,726
Balance, end of period	$138,084	$143,153

Internal debt instruments	$1,499	$8,629
Equity	136,585	134,524
Total investments in U.S. residential developments	$138,084	$143,153
(1) In accordance with IFRS 10, a certain investment in U.S. residential developments has been reclassified and its investment's total assets and total liabilities are now included in the Company's amounts receivable and amounts payable and accrued liabilities, respectively.
(2) There were no realized gains or losses included in the income from investments in U.S. residential developments for the three months ended March 31, 2022 (2021 - nil).

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Valuation methodology

The investments are measured at fair value as determined by the Company’s proportionate share of the fair value of each Investment Vehicle’s net assets at each measurement date. The fair value of each Investment Vehicle’s net assets is determined by the waterfall distribution calculations specified in the relevant governing agreements. The inputs into the waterfall distribution calculations include the fair values of the land development and homebuilding projects and working capital held by the Investment Vehicles. The fair values of the land development and homebuilding projects are based on appraisals prepared by external third-party valuators or on internal valuations using comparable methodologies and assumptions.

The residential real estate development business involves significant risks that could adversely affect the fair value of Tricon's investments in for-sale housing, especially in times of economic uncertainty. Quantitative information about fair value measurements of the investments uses the following significant unobservable inputs (Level 3):

		March 31, 2022		December 31, 2021
Valuation technique(s)	Significant unobservable input	Range of inputs	Weighted average of inputs	Range of inputs	Weighted average of inputs	Other inputs and key information

Net asset value, determined using discounted cash flow Waterfall distribution model	a) Discount rate (1) b) Future cash flow c) Appraised value	8.0 - 20.0%	15.6%	8.0 - 20.0%	16.6%	Entitlement risk, sales risk and construction risk are taken into account in determining the discount rate.

Price per acre of land, timing of project funding requirements and distributions.

Estimated probability of default.
		1 - 10 years	5.8 years	1 - 9 years	6.1 years
(1) Generally, an increase in future cash flow will result in an increase in the fair value of debt instruments and fund equity investments. An increase in the discount rate will result in a decrease in the fair value of debt instruments and fund equity investments. The same percentage change in the discount rate will result in a greater change in fair value than the same absolute percentage change in future cash flow.

Sensitivity

For those investments valued using discounted cash flows, an increase of 2.5% in the discount rate results in a decrease in fair value of $9,971 and a decrease of 2.5% in the discount rate results in an increase in fair value of $10,865 (December 31, 2021 - ($10,647) and $11,935, respectively).

9.     FAIR VALUE ESTIMATION

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these condensed interim consolidated financial statements is determined on this basis, unless otherwise noted.

Inputs to fair value measurement techniques are disaggregated into three hierarchical levels, which are based on the degree to which inputs to fair value measurement techniques are observable by market participants:

•Level 1 - Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

•Level 2 - Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset’s or liability’s anticipated life.

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

•Level 3 - Inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate.

Fair value measurements are adopted by the Company to calculate the carrying amounts of various assets and liabilities.

Acquisition costs, other than those related to financial instruments classified as FVTPL which are expensed as incurred, are capitalized to the carrying amount of the instrument and amortized using the effective interest method.

The following table provides information about assets and liabilities measured at fair value on the balance sheet and categorized by level according to the significance of the inputs used in making the measurements:

	March 31, 2022			December 31, 2021
(in thousands of U.S. dollars)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Rental properties (Note 4)	$—	$—	$8,967,351	$—	$—	$7,978,396
Canadian development properties (Note 7)	—	—	139,765	—	—	133,250
Investments in U.S. residential developments (Note 8)	—	—	138,084	—	—	143,153
Derivative financial instruments (Note 18)	—	2,393	—	—	363	—
	$—	$2,393	$9,245,200	$—	$363	$8,254,799
Liabilities
Derivative financial instruments (Note 18)	$—	$258,358	$—	$—	$230,305	$—
Limited partners' interests in single-family rental business (Note 23)	—	—	1,221,378	—	—	947,452
	$—	$258,358	$1,221,378	$—	$230,305	$947,452

There have been no transfers between levels for the three months ended March 31, 2022.

Cash, restricted cash, amounts receivable, amounts payable and accrued liabilities, lease liabilities (included in other liabilities), resident security deposits and dividends payable are measured at amortized cost, which approximates fair value because they are short-term in nature.

10.    AMOUNTS PAYABLE AND ACCRUED LIABILITIES

Amounts payable and accrued liabilities consist of the following:

(in thousands of U.S. dollars)	March 31, 2022	December 31, 2021

Trade payables and accrued liabilities	$46,910	$43,488
Accrued property taxes	29,294	30,524
AIP liability (Note 28)	11,036	12,137
Income taxes payable	2,353	1,982
Interest payable	14,090	12,944
Deferred income	44	45
Current portion of lease obligations (Note 24)	3,586	1,834
Total amounts payable and accrued liabilities	$107,313	$102,954

11.     GOODWILL

Goodwill of $29,726 as at March 31, 2022 (December 31, 2021 - $29,726) was primarily attributable to the Company's single-family rental business. Based on the assessment of current economic conditions and of the underlying cash flows at the CGU level, management concluded that the goodwill balance of $29,726 was not impaired as at March 31, 2022.

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

12.    INCOME TAXES

(in thousands of U.S. dollars)
For the three months ended March 31	2022	2021
Income tax (expense) recovery - current	$(462)	$44,473
Income tax expense - deferred	(47,887)	(67,127)
Income tax expense from continuing operations	$(48,349)	$(22,654)

Income tax expense from discontinued operations - current	$—	$(46,502)
Income tax recovery from discontinued operations - deferred	—	56,164
Income tax recovery from discontinued operations	$—	$9,662

The tax on the Company’s income differs from the theoretical amount that would arise using the weighted average tax rate applicable to income of the consolidated entities as follows:

(in thousands of U.S. dollars)
For the three months ended March 31	2022	2021
Income before income taxes from continuing operations	$211,806	$64,558
Combined statutory federal and provincial income tax rate	26.50%	26.50%
Expected income tax expense	56,129	17,108
Non-taxable gains on investments	(34)	(28)
Non-taxable losses on derivative financial instruments	7,267	8,641
Foreign tax rate differential(1)	(12,801)	(4,699)
Other, including permanent differences(2)	(2,212)	1,632
Income tax expense from continuing operations	$48,349	$22,654
(1) The Company’s single-family rental business is subject to the U.S. ordinary income tax rate of 21%, resulting in a reduction in Tricon’s effective tax rate from the Canadian combined statutory income tax rate of 26.5%.
(2) Other permanent differences are comprised of non-deductible share compensation, non-deductible debentures discount amortization and non-deductible interest expense.

The expected realization of deferred income tax assets and deferred income tax liabilities is as follows:

(in thousands of U.S. dollars)	March 31, 2022	December 31, 2021
Deferred income tax assets
Deferred income tax assets to be recovered after more than 12 months	$106,291	$96,945
Deferred income tax assets to be recovered within 12 months	—	—
Total deferred income tax assets	$106,291	$96,945

Deferred income tax liabilities
Deferred income tax liabilities reversing after more than 12 months	$519,163	$461,689
Deferred income tax liabilities reversing within 12 months	—	—
Total deferred income tax liabilities	$519,163	$461,689

Net deferred income tax liabilities	$412,872	$364,744

The movement of the deferred income tax accounts was as follows:

(in thousands of U.S. dollars)	March 31, 2022	December 31, 2021
Change in net deferred income tax liabilities
Net deferred income tax liabilities, beginning of period	$364,744	$195,627
Charge to the statement of comprehensive income	47,887	178,319
Change (credit) to equity	544	(9,173)
Other	(303)	(29)
Net deferred income tax liabilities, end of period	$412,872	$364,744

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The tax effects of the significant components of temporary differences giving rise to the Company’s deferred income tax assets and liabilities were as follows:

(in thousands of U.S. dollars)	Investments	Long-term incentive plan accrual	Performance fees liability	Issuance costs	Net operating losses	Other	Total
Deferred income tax assets
At December 31, 2021	$10,731	$8,658	$10,681	$12,912	$46,997	$6,966	$96,945
Addition / (Reversal)	447	(778)	1,149	(847)	9,947	(572)	9,346
At March 31, 2022	$11,178	$7,880	$11,830	$12,065	$56,944	$6,394	$106,291

(in thousands of U.S. dollars)				Rental properties	Deferred placement fees	Other	Total
Deferred income tax liabilities
At December 31, 2021				$461,062	$—	$627	$461,689
Addition / (Reversal)				57,508	593	(627)	57,474
At March 31, 2022				$518,570	$593	$—	$519,163

The Company believes it will have sufficient future income to realize the deferred income tax assets.

13.     REVENUE FROM SINGLE-FAMILY RENTAL PROPERTIES

The components of the Company's revenue from single-family rental properties are as follows:

(in thousands of U.S. dollars)
For the three months ended March 31	2022	2021

Base rent	$113,723	$82,873
Other revenue(1)(2)	8,853	4,570
Non-lease component	16,212	11,948
Total revenue from single-family rental properties (2),(3)	$138,788	$99,391
(1) Other revenue includes revenue earned on ancillary services and amenities as well as lease administrative fees.
(2) The comparative period has been reclassified to conform with the current period presentation. Resident recoveries of $917 previously recorded as a reduction in direct operating expenses have been reclassified to other revenue from single-family rental properties.
(3) Revenue from U.S. multi-family rental properties for the three months ended March 31, 2021 has been reclassified to discontinued operations (Note 3).

14.    REVENUE FROM PRIVATE FUNDS AND ADVISORY SERVICES

The components of the Company’s revenue from private funds and advisory services are described in the table below. Intercompany revenues and expenses between the Company and its subsidiaries, such as property management fees, are eliminated upon consolidation. Under certain arrangements, asset-based fees that are earned from third-party investors in Tricon's subsidiary entities are billed directly to those investors and are therefore not recognized in the accounts of the applicable subsidiary. These amounts are included in the asset management fees revenue recognized in the statements of comprehensive income.

(in thousands of U.S. dollars)
For the three months ended March 31	2022	2021

Asset management fees	$3,127	$2,598
Performance fees	743	692
Development fees	5,862	5,464
Property management fees	2,679	176
Total revenue from private funds and advisory services	$12,411	$8,930

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

15.    AMOUNTS RECEIVABLE

Amounts receivable consist of rent receivables, trade receivables, income tax recoverable and other receivables.

(in thousands of U.S. dollars)	March 31, 2022	December 31, 2021

Rent receivables	$5,486	$4,510
Trade receivables	5,470	4,818
Income tax recoverable	2,740	2,771
Other receivables(1)	28,997	29,483
Total amounts receivable	$42,693	$41,582
(1) Other receivables are comprised of amounts due from affiliates and various amounts recoverable from third parties.

16.    DEBT

The following table presents a summary of the Company's outstanding debt as at March 31, 2022:

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

		March 31, 2022
(in thousands of U.S. dollars)	Maturity dates	Coupon/stated interest rates	Interest rate floor		Interest rate cap		Effective interest rates	Extension options(1)	Total facility	Outstanding balance

Term loan(2)	October 2022	LIBOR+2.00%	0.50	% LIBOR	2.50	% LIBOR	2.50%	N/A	$219,908	$219,908
SFR JV-HD subscription facility(3)	May 2023	SOFR+2.00%	0.15	% SOFR	N/A		2.09%	one year	150,000	100,000
SFR JV-2 subscription facility(4)	July 2023	SOFR+2.00%	0.15	% SOFR	N/A		2.11%	one year	500,000	500,000
Securitization debt 2017-2(2)	January 2024	3.68%	N/A		N/A		3.68%	N/A	356,224	356,224
SFR JV-HD warehouse credit facility	May 2024	LIBOR+1.90%	0.15	% LIBOR	2.60	% LIBOR	2.13%	one year	375,000	152,716
SFR JV-2 warehouse credit facility(5)	July 2024	SOFR+1.99%	0.10	% SOFR	3.25	% SOFR	2.18%	one year	700,000	651,521
Warehouse credit facility 2022(6)	January 2025	SOFR+1.85%	0.15	% SOFR	3.25	% SOFR	2.01%	one year	50,000	—
Securitization debt 2018-1(2)	May 2025	3.96%	N/A		N/A		3.96%	N/A	309,853	309,853
SFR JV-1 securitization debt 2019-1(2)	March 2026	3.12%	N/A		N/A		3.12%	N/A	332,764	332,764
SFR JV-1 securitization debt 2020-1(2)	July 2026	2.43%	N/A		N/A		2.43%	N/A	552,882	552,882
SFR JV-1 securitization debt 2021-1(2)	July 2026	2.57%	N/A		N/A		2.57%	N/A	683,567	683,567
Securitization debt 2020-2(2)	November 2027	1.94%	N/A		N/A		1.94%	N/A	436,677	436,677
Single-family rental properties borrowings							2.58%		4,666,875	4,296,112

Land loan(7)	July 2022	Prime+1.25%	3.70%		N/A		3.78%	N/A	22,408	22,408
Mortgage(8)	September 2022	3.67%	N/A		N/A		3.67%	N/A	12,188	12,188
Construction facility(7)	TBD	Prime+1.25%	N/A		N/A		TBD	one year	184,069	—
Canadian development properties borrowings							3.74%		218,665	34,596

Corporate credit facility(9)	June 2024	LIBOR+2.75%	N/A		N/A		2.99%	N/A	500,000	85,000
Corporate office mortgages	November 2024	4.25%	N/A		N/A		4.30%	N/A	14,063	14,063
Corporate borrowings							3.18%		514,063	99,063
										$4,429,771
Transaction costs (net of amortization)										(34,929)
Debt discount (net of amortization)										(983)
Total debt							2.60%		$5,399,603	$4,393,859

Current portion of long-term debt(1)										$254,915
Long-term debt										$4,138,944

Fixed-rate debt - principal value							2.83%			$2,698,218
Floating-rate debt - principal value							2.25%			$1,731,553
(1) The Company has the ability to extend the maturity of the loans where an extension option exists and intends to exercise such options wherever available. The current portion of long-term debt reflects the balance after the Company's extension options have been exercised.
(2) The Term loan and securitization debt are secured, directly and indirectly, by approximately 23,800 single-family rental homes.
(3) On March 23, 2022, SFR JV-HD amended the subscription facility agreement to increase the commitment value to $150,000 and transition to Term Secured Overnight Financing Rate ("SOFR") as the reference rate. The maturity date and extension option of the facility remained unchanged.
(4) On March 9, 2022, SFR JV-2 amended the subscription facility agreement to increase the commitment value to $500,000 and transition to Term SOFR as the reference rate. The maturity date and extension option of the facility remained unchanged.
(5) On March 8, 2022, SFR JV-2 amended the warehouse facility agreement to increase the commitment value to $700,000, transition to Term SOFR as the reference rate and lowered the interest rate floor to 0.10% of SOFR. The maturity date and extension option of the facility remained unchanged.

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(6) On January 22, 2022, the Company entered into a new warehouse credit facility agreement with a commitment value of $50,000 and a one-year extension option. The Company has not drawn on this facility as at March 31, 2022.
(7) The land loan and construction facility are secured by the land under development at The James (Scrivener Square). As at March 31, 2022, no draws have been made on the construction facility.
(8) The mortgage is secured by The Shops of Summerhill.
(9) The Company has provided a general security agreement creating a first priority security interest on the assets of the Company, excluding, among other things, single-family rental homes, multi-family rental properties and interests in for-sale housing. As part of the corporate credit facility, the Company has designated $15,000 to issue letters of credit as security against contingent obligations related to its Canadian multi-family developments. As at March 31, 2022, the letters of credit outstanding totaled $13,134 (C$16,412).

		December 31, 2021
(in thousands of U.S. dollars)	Maturity dates	Coupon/stated interest rates	Interest rate floor		Interest rate cap		Effective interest rates	Extension options	Total facility	Outstanding balance

Term loan	October 2022	LIBOR+2.00%	0.50	% LIBOR	2.50	% LIBOR	2.50%	N/A	$220,197	$220,197
SFR JV-HD subscription facility	May 2023	LIBOR+1.90%	0.15	% LIBOR	N/A		2.05%	one year	100,000	100,000
SFR JV-2 subscription facility	July 2023	LIBOR+1.90%	0.15	% LIBOR	N/A		2.05%	one year	400,000	350,000
Securitization debt 2017-2	January 2024	3.67%	N/A		N/A		3.67%	N/A	358,602	358,602
SFR JV-HD warehouse credit facility	May 2024	LIBOR+1.90%	0.15	% LIBOR	2.60	% LIBOR	2.05%	one year	375,000	66,637
SFR JV-2 warehouse credit facility	July 2024	LIBOR+1.90%	0.15	% LIBOR	3.25	% LIBOR	2.05%	one year	600,000	492,103
Securitization debt 2018-1	May 2025	3.96%	N/A		N/A		3.96%	N/A	311,479	311,479
SFR JV-1 securitization debt 2019-1	March 2026	3.12%	N/A		N/A		3.12%	N/A	332,764	332,764
SFR JV-1 securitization debt 2020-1	July 2026	2.43%	N/A		N/A		2.43%	N/A	552,882	552,882
SFR JV-1 securitization debt 2021-1	July 2026	2.57%	N/A		N/A		2.57%	N/A	683,567	683,567
Securitization debt 2020-2	November 2027	1.94%	N/A		N/A		1.94%	N/A	438,251	438,251
Single-family rental properties borrowings							2.60%		4,372,742	3,906,482

Land loan	July 2022	Prime+1.25%	3.70%		N/A		3.82%	N/A	22,086	22,086
Mortgage	September 2022	3.67%	N/A		N/A		3.67%	N/A	12,121	12,121
Construction facility	TBD	1.25%	N/A		N/A		TBD	one year	181,424	—
Canadian development properties borrowings							3.77%		215,631	34,207

Corporate credit facility	June 2024	LIBOR+2.75%	N/A		N/A		3.34%	N/A	500,000	—
Corporate office mortgages	November 2024	4.25%	N/A		N/A		4.30%	N/A	13,962	13,962
Corporate borrowings							4.30%		513,962	13,962
										$3,954,651
Transaction costs (net of amortization)										(36,123)
Debt discount (net of amortization)										(1,095)
Total debt							2.62%		$5,102,335	$3,917,433

Current portion of long-term debt										$254,805
Long-term debt										$3,662,628

Fixed-rate debt - principal value							2.83%			$2,703,628
Floating-rate debt - principal value							2.16%			$1,251,023

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The Company was in compliance with the covenants and other undertakings outlined in all loan agreements.

The scheduled principal repayments and debt maturities are as follows, reflecting the maturity dates after all extensions have been exercised:

(in thousands of U.S. dollars)	Single-family rental borrowings	Canadian development properties borrowings	Corporate borrowings	Total

2022	$219,908	$34,596	$305	$254,809
2023	600,000	—	423	600,423
2024	356,224	—	98,335	454,559
2025	1,114,090	—	—	1,114,090
2026	1,569,213	—	—	1,569,213
2027 and thereafter	436,677	—	—	436,677
	4,296,112	34,596	99,063	4,429,771
Transaction costs (net of amortization)				(34,929)
Debt discount (net of amortization)				(983)
Total debt				$4,393,859

Fair value of debt

The table below presents the fair value and the carrying value (net of unamortized deferred financing fees and debt discount) of the fixed-rate loans as at March 31, 2022.

	March 31, 2022
(in thousands of U.S. dollars)	Fair value	Carrying value

Securitization debt 2017-2	$356,645	$355,689
Securitization debt 2018-1	309,853	309,405
SFR JV-1 securitization debt 2019-1	332,764	327,742
SFR JV-1 securitization debt 2020-1	552,882	545,402
SFR JV-1 securitization debt 2021-1	683,567	674,166
Securitization debt 2020-2	437,523	430,391
Mortgage	12,269	12,183
Corporate office mortgages	14,081	14,063
Total	$2,699,584	$2,669,041

The carrying value of variable term loans approximates their fair value, since their variable interest terms are indicative of prevailing market prices.

17.    DUE TO AFFILIATE

Structured entity – Tricon PIPE LLC (the “Affiliate”)

Tricon PIPE LLC (the “Affiliate” or “LLC”) was incorporated on August 7, 2020 for the purpose of raising third-party capital through the issuance of preferred units for an aggregate amount of $300,000. The Company has a 100% voting interest in this Affiliate; however, the Company does not consolidate this structured entity.

During the three months ended March 31, 2022, 4,675 preferred units were exchanged for 554,832 common shares of the Company at $8.50 per share. The exchange reduced the Affiliate's preferred unit liability and the Company's associated promissory note owed to the Affiliate by $4,675. As at March 31, 2022, the Affiliate has a preferred unit

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

liability of $295,325 (December 31, 2021 - $300,000) and a promissory note receivable from Tricon of $295,325 (December 31, 2021 - $300,000).

During the three months ended March 31, 2022, the Affiliate earned interest income of $4,286 (2021 - $4,313) from the Company and recognized dividends declared of $4,286 (2021 - $4,313).

The Company’s obligation with respect to its involvement with the structured entity is equal to the cash flows under the promissory note payable. The Company has not recognized any income or losses in connection with its interest in this unconsolidated structured entity in the three months ended March 31, 2022 (2021 - nil).

Promissory note – between Tricon entities

The promissory note payable to Tricon PIPE LLC (“Promissory Note” or “Due to Affiliate”) recognized on the condensed interim consolidated balance sheets was calculated as follows:

(in thousands of U.S. dollars)	March 31, 2022	December 31, 2021

Principal amount outstanding	$295,325	$300,000
Less: Discount and transaction costs (net of amortization)	(42,395)	(43,638)
Due to Affiliate	$252,930	$256,362

The fair value of the Promissory Note was $258,258 as of March 31, 2022 (December 31, 2021 - $283,150). The difference between the amortized cost and the implied fair value is a result of the difference between the effective interest rate and the market interest rate for debt with similar terms.

18.    DERIVATIVE FINANCIAL INSTRUMENTS

The Promissory Note contains a mandatory prepayment option that is intermingled with other options in connection with the preferred units issued by Tricon PIPE LLC (including exchange and redemption rights), as exercising the mandatory prepayment option effectively terminates the other options. Although the exchange and redemption rights exist at the Affiliate level, the Affiliate is unable to issue the common shares of the Company upon exercise of one or all of the rights by either party. As a result, such options, in essence, were deemed to be written by the Company and are treated as a single combined financial derivative instrument for valuation purposes in accordance with IFRS 9, Financial Instruments: Recognition and Measurement. The option pricing model for the derivative uses market-based inputs, including the spot price of the underlying equity, implied volatility of the equity and USD/CAD foreign exchange rates, risk-free rates from the U.S. dollar swap curves and dividend yields related to the underlying equity. The valuation of the derivative assumes a 9.75-year expected life of the investment horizon of the unitholders.

Quantitative information about fair value measurements (Level 2) using significant observable inputs other than quoted prices included in Level 1 is as follows:

Due to Affiliate	March 31, 2022	December 31, 2021
Risk-free rate (1)	2.63%	1.25%
Implied volatility (2)	24.49%	25.32%
Dividend yield (3)	1.46%	1.52%
(1) Risk-free rates were from the U.S. dollar swap curves matching the expected maturity of the Due to Affiliate.
(2) Implied volatility was computed from the trading volatility of the Company's stock over a comparable term to maturity and the volatility of USD/CAD exchange rates.
(3) Dividend yields were from the forecast dividend yields matching the expected maturity of the Due to Affiliate.

The Company also has other types of derivative financial instruments that consist of interest rate caps on the Company’s floating-rate debt and are classified and measured at FVTPL. Interest rate caps are valued using model calibration. Inputs to the valuation model are determined from observable market data wherever possible, including market volatility and interest rates.

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The values attributed to the derivative financial instruments are shown below:

	Conversion/redemption options(1)	Exchange/prepayment options(2)	Interest rate caps(2)	Total
(in thousands of U.S. dollars)

For the three months ended March 31, 2022
Derivative financial (liabilities) assets, beginning of period	$—	$(230,305)	$363	$(229,942)
Derivative financial instruments exchanged into common shares of the Company	—	3,299	—	3,299
Addition of interest rate caps	—	—	40	40
Fair value (loss) gain	—	(31,352)	1,990	(29,362)
Derivative financial instruments - end of period	$—	$(258,358)	$2,393	$(255,965)

For the year ended December 31, 2021
Derivative financial assets (liabilities), beginning of year	$841	$(45,494)	$—	$(44,653)
Derivative financial instruments converted into common shares of the Company	34,398	—	—	34,398
Addition of interest rate caps	—	—	490	490
Fair value loss	(35,239)	(184,811)	(127)	(220,177)
Derivative financial instruments - end of year	$—	$(230,305)	$363	$(229,942)
(1) The conversion/ redemption options represented features of the Company's convertible debentures which were redeemed in full on September 9, 2021.
(2) As at March 31, 2022, the interest rate caps are presented as an asset of $2,393 and the exchange and prepayment features related to Due to Affiliate are presented as a liability of $258,358.

For the three months ended March 31, 2022, there was a fair value loss on the Due to Affiliate of $31,352. The fair value loss on the derivatives was primarily driven by an increase in the risk-free interest rate and an increase in Tricon's share price, on a USD-converted basis, which served to increase the probability of conversion of debentures and exchange of the preferred units of Tricon PIPE LLC into Tricon common shares.

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

19.    INTEREST EXPENSE

Interest expense is comprised of the following:

(in thousands of U.S. dollars)
For the three months ended March 31	2022	2021

Term loan	$1,433	$2,418
SFR JV-HD subscription facility	526	—
SFR JV-2 subscription facility	2,184	—
Securitization debt 2017-2	3,306	3,348
SFR JV-HD warehouse credit facility	815	—
SFR JV-2 warehouse credit facility	3,293	—
Warehouse credit facility 2022	46	—
Securitization debt 2018-1	3,093	3,110
SFR JV-1 securitization debt 2019-1	2,611	2,596
SFR JV-1 securitization debt 2020-1	3,385	3,367
SFR JV-1 securitization debt 2021-1	4,418	—
Securitization debt 2020-2	2,142	2,152
Warehouse credit facility(1)	—	152
Securitization debt 2017-1(1)	—	4,147
SFR JV-1 subscription facility(1)	—	641
SFR JV-1 warehouse credit facility(1)	—	1,435
Term loan 2(1)	—	618
Single-family rental interest expense	27,252	23,984

Mortgage	109	113
Canadian development properties interest expense(2)	109	113

Corporate credit facility	1,053	1,086
Corporate office mortgages	112	115
Corporate interest expense	1,165	1,201

Amortization of financing costs	2,610	2,048
Amortization of debt discounts	1,156	1,866
Debentures interest(3)	—	2,451
Interest on Due to Affiliate	4,286	4,313
Interest on lease obligation	276	99
Total interest expense	$36,854	$36,075
(1) These facilities were fully repaid in 2021.
(2) Canadian development properties capitalized $209 of interest for the three months ended March 31, 2022 (2021 - $508).
(3) The outstanding balance of the convertible debentures was redeemed in full on September 9, 2021.

20.    DIRECT OPERATING EXPENSES

The Company's expenses are comprised of direct operating expenses for rental properties, compensation, general and administration, interest and depreciation and amortization. Direct operating expenses for rental properties include all attributable expenses incurred at the property level.

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The following table lists details of the direct operating expenses for rental properties by type.

(in thousands of U.S. dollars)
For the three months ended March 31	2022	2021

Property taxes	$21,737	$15,243
Repairs and maintenance	6,734	4,596
Turnover(1)	1,695	2,260
Property management expenses	8,619	6,550
Property insurance	1,729	1,413
Marketing and leasing	586	356
Homeowners' association (HOA) costs	1,831	1,325
Other direct expense(2)	2,584	1,476
Direct operating expenses(1)	$45,515	$33,219
(1) The comparative period has been reclassified to conform with the current period presentation. Resident recoveries of $917 previously recorded as a reduction in turnover expenses have been reclassified to revenue from single-family rental properties.
(2) Other direct expense includes property utilities and other property operating costs.
21.    INTANGIBLE ASSETS

The intangible assets are as follows:

(in thousands of U.S. dollars)	March 31, 2022	December 31, 2021

Placement fees	$2,658	$2,814
Customer relationship intangible	2,572	2,701
Contractual development fees	3,506	3,809
Intangible assets	$8,736	$9,324

Amortization expense for the three months ended March 31, 2022 was $588 (2021 - $988).

22.    OTHER ASSETS

The other assets are as follows:

(in thousands of U.S. dollars)	March 31, 2022	December 31, 2021

Building	$32,375	$31,710
Furniture, computer and office equipment	17,395	14,646
Right-of-use assets	30,536	28,269
Leasehold improvements	7,878	8,249
Property-related systems software	1,198	1,230
Vehicles	310	645
Other assets	$89,692	$84,749

Depreciation expense for the three months ended March 31, 2022 was $2,819 (2021 - $1,662).

23.    LIMITED PARTNERS' INTERESTS IN SINGLE-FAMILY RENTAL BUSINESS

Third-party ownership interests in single-family joint ventures are in the form of limited partnership interests which are classified as liabilities under the provisions of IAS 32. Limited partners' interests in single-family rental business represent a 68% interest in the net assets of the underlying joint ventures.

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The following table presents the changes in the limited partners' interests in single-family rental business balance for the three months ended March 31, 2022 and the year ended December 31, 2021.

(in thousands of U.S. dollars)	March 31, 2022	December 31, 2021

Balance, beginning of period	$947,452	$356,305
Contributions	193,788	479,142
Distributions	(12,094)	(73,916)
Net change in fair value of limited partners’ interests in single-family rental business	92,232	185,921
Balance, end of period	$1,221,378	$947,452

The net change in fair value of limited partners' interests in single-family rental business of $92,232 for the three months ended March 31, 2022 (2021 - $26,141) represents only unrealized fair value changes driven by increases in the net assets of SFR JV-1, SFR JV-HD and SFR JV-2 and is linked to fair value changes of the rental properties. If the fair value of rental properties increased or decreased by 1.0%, the impact on the limited partners' interests in single-family rental business at March 31, 2022 would be $31,329 and ($31,329), respectively (December 31, 2021 - $25,738 and ($25,738).

24.    OTHER LIABILITIES

The Company has multiple office leases, maintenance vehicle leases and office equipment leases. Tricon has 15 leases for office space with fixed lease terms ranging from one to ten years remaining, along with 223 maintenance vehicles under five-year leases in connection with its property management operations.

The carrying value of the Company's lease obligations is as follows:

(in thousands of U.S. dollars)	March 31, 2022	December 31, 2021

Balance, beginning of period	$30,792	$6,403
Addition of lease obligation(1)	2,929	25,887
Interest expense	320	968
Cash payments	(693)	(2,466)
Balance, end of period	$33,348	$30,792

Current portion of lease obligations (Note 10)	$3,586	$1,834
Non-current portion of lease obligations	$29,762	$28,958
(1) The additions included $2,902 and $21,638 resulting from new office leases which commenced during the periods ended March 31, 2022 and December 31, 2021, respectively.

As at March 31, 2022, the carrying value of the Company's lease obligations was $33,348 (December 31, 2021 - $30,792) and the carrying value of the right-of-use assets was $30,536 (December 31, 2021 - $28,269). During the three months ended March 31, 2022, the Company incurred depreciation expense of $1,055 (2021 - $561) on the right-of-use assets.

The present value of the minimum lease payments required for the leases over the next five years and thereafter is as follows:

(in thousands of U.S. dollars)
2022	$2,648
2023	4,583
2024	4,907
2025	4,607
2026	4,296
2027 and thereafter	19,172
Minimum lease payments obligation	40,213
Imputed interest included in minimum lease payments	(6,865)
Lease obligations	$33,348

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The current portion of lease obligations is included in amounts payable and accrued liabilities, and the non-current portion of lease obligations is classified as other liabilities.

25.    DIVIDENDS

(in thousands of U.S. dollars, except per share amounts)
Date of declaration	Record date	Payment date	Common shares issued	Dividend amount per share(1)	Total dividend amount(1)	Dividend reinvestment plan ("DRIP")(2)

March 1, 2022	March 31, 2022	April 18, 2022	273,584,673	$0.058	$15,868	$984
					$15,868	$984

March 2, 2021	March 31, 2021	April 15, 2021	193,856,464	$0.056	$10,792	$1,483
May 11, 2021	June 30, 2021	July 15, 2021	209,618,719	0.056	11,839	1,623
August 10, 2021	September 30, 2021	October 15, 2021	226,122,875	0.055	12,424	1,161
November 8, 2021	December 31, 2021	January 17, 2022	272,773,225	0.058	15,821	1,572
					$50,876	$5,839
(1) Dividends are issued and paid in U.S. dollars. Prior to November 8, 2021, dividends were declared and paid in Canadian dollars; for reporting purposes, amounts recorded in equity were translated to U.S. dollars using the daily exchange rate on the applicable dividend record date. For each of the declarations in the nine months ended September 30, 2021, the dividend amount was C$0.07 per common share.
(2) Prior to November 8, 2021, dividends reinvested are translated to U.S. dollars using the daily exchange rate on the date common shares are issued.

The Company has a Dividend Reinvestment Plan (“DRIP”) under which eligible shareholders may elect to have their cash dividends automatically reinvested into additional common shares. These additional shares are issued from treasury (or purchased in the open market) at a discount, in the case of treasury issuances, of up to 5% of the Average Market Price, as defined under the DRIP, of the common shares as of the dividend payment date. If common shares are purchased in the open market, they are priced at the average weighted cost to the Company of the shares purchased.

Brokerage, commissions and service fees are not charged to shareholders for purchases or withdrawals of the Company’s shares under the DRIP, and all DRIP administrative costs are assumed by the Company.

For the three months ended March 31, 2022, 104,282 common shares were issued under the DRIP (2021 - 158,248) for a total amount of $1,572 (2021 - $1,407).

26.    SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares. The common shares of the Company do not have par value.

As of March 31, 2022, there were 273,584,673 common shares issued by the Company (December 31, 2021 - 272,773,225), of which 272,985,196 were outstanding (December 31, 2021 - 272,176,046) and 599,477 were reserved to settle restricted share awards in accordance with the Company's Restricted Share Plan (December 31, 2021 - 597,179) (Note 28).

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

	March 31, 2022		December 31, 2021
(in thousands of U.S. dollars)	Number of shares issued (repurchased)	Share capital	Number of shares issued (repurchased)	Share capital

Beginning balance	272,176,046	$2,114,783	193,175,802	$1,192,963
Bought deal offering	—	—	15,480,725	161,842
Debentures conversion	—	—	16,449,980	206,798
U.S. initial public offering and private placement	—	—	46,248,746	547,605
Shares issued under DRIP (1)	104,282	1,572	531,667	5,674
Stock-based compensation exercised (2)	152,334	552	517,192	2,957
Preferred units exchanged (Note 17)	554,832	8,015	—	—
Shares repurchased and reserved for restricted share awards (3)	(2,298)	(33)	(228,066)	(3,056)
Ending balance	272,985,196	$2,124,889	272,176,046	$2,114,783
(1) In the first quarter of 2022, 104,282 common shares were issued under the DRIP at an average price of $15.07 per share.
(2) In the first quarter of 2022, 152,334 common shares were issued upon the exercise of 226,081 vested deferred share units (DSUs) and 8,334 vested stock options.
(3) In the first quarter of 2022, 2,298 shares were reserved at $14.36 per share in accordance with the DRIP with respect to restricted share awards granted in prior years.

27.    EARNINGS PER SHARE

Basic

Basic earnings per share is calculated by dividing net income attributable to shareholders of Tricon by the sum of the weighted average number of shares outstanding and vested deferred share units during the period.

(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)
For the three months ended March 31	2022	2021

Net income from continuing operations	$163,457	$41,904
Non-controlling interest	1,110	571
Net income attributable to shareholders of Tricon from continuing operations	162,347	41,333
Net loss attributable to shareholders of Tricon from discontinued operations	—	(67,562)
Net income (loss) attributable to shareholders of Tricon	$162,347	$(26,229)

Weighted average number of common shares outstanding	272,528,753	193,360,300
Adjustments for vested units	1,535,622	1,538,327
Weighted average number of common shares outstanding for basic earnings per share	274,064,375	194,898,627

Basic earnings (loss) per share
Continuing operations	$0.59	$0.21
Discontinued operations	—	(0.34)
Basic earnings (loss) per share	$0.59	$(0.13)

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares. The Company has four categories of potentially dilutive shares: stock options (Note 28), restricted shares (Note 26), deferred share units (Note 28) and the preferred units issued by the Affiliate that are exchangeable into the common shares of the Company (Note 17). For the three months ended March 31, 2021, the Company also had convertible debentures outstanding which were potentially dilutive. For the stock options, the number of dilutive shares is based on the number of shares that could have been acquired at fair value with the assumed proceeds, if any, from their exercise (determined using the average market price of the Company’s shares for the period then ended). For restricted shares and deferred share units, the number of dilutive shares is equal to the total number of unvested restricted shares and deferred share units. For the convertible debentures and exchangeable preferred units, the number of dilutive shares is based on the number

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

of common shares into which the elected amount would then be convertible or exchangeable. The number of shares calculated as described above is comparable to the number of shares that would have been issued assuming the vesting of the stock compensation arrangement, the conversion of debentures and the exchange of preferred units.

Stock options, restricted shares and deferred share units

For the three months ended March 31, 2022, the Company’s stock compensation plans resulted in 2,699,192 dilutive share units (2021 - 1,428,841), given that it would be advantageous to the holders to exercise their associated rights to acquire common shares, as the exercise prices of these potential shares are below the Company's average market share price for the period. Restricted shares and deferred share units are always considered dilutive as there is no price to the holder associated with receiving or exercising their entitlement, respectively.

Preferred units issued by the Affiliate

For the three months ended March 31, 2022, the impact of exchangeable preferred units of Tricon PIPE LLC (Note 17) was anti-dilutive, as the associated interest expense, net of tax, and the fair value loss on derivative financial instruments would result in increased earnings per share upon the exchange of the underlying preferred units. Therefore, in computing the diluted weighted average common shares outstanding and the associated earnings per share amounts for the three months ended March 31, 2022, the impact of the preferred units was excluded (2021 - excluded).

(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)
For the three months ended March 31	2022	2021

Net income attributable to shareholders of Tricon from continuing operations	$162,347	$41,333
Net loss attributable to shareholders of Tricon from discontinued operations	—	(67,562)
Adjusted net income (loss) attributable to shareholders of Tricon	$162,347	$(26,229)

Weighted average number of common shares outstanding	274,064,375	194,898,627
Adjustments for stock compensation	2,699,192	1,428,841
Weighted average number of common shares outstanding for diluted earnings per share	276,763,567	196,327,468

Diluted earnings (loss) per share
Continuing operations	$0.59	$0.21
Discontinued operations(1)	—	(0.35)
Diluted earnings (loss) per share(2)	$0.59	$(0.14)
(1) For the three months ended March 31, 2021, diluted loss per share from discontinued operations was calculated based on 194,898,627 weighted average number of common shares outstanding. The 1,428,841 units of adjustments for stock compensation were anti-dilutive, as their inclusion would result in a lower diluted loss per share from discontinued operations.
(2) For the three months ended March 31, 2021, the Company’s convertible debentures were anti-dilutive, as debentures interest expense and loss on debt extinguishment, net of tax, and the fair value loss on derivative financial instruments would result in increased earnings per share upon conversion. Therefore, in computing the diluted weighted average shares outstanding and the associated earnings per share amounts for the three months ended March 31, 2021, the impact of the convertible debentures was excluded. The convertible debentures were redeemed in full on September 9, 2021.

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

28.    COMPENSATION EXPENSE

The breakdown of compensation expense, including the annual incentive plan (“AIP”) and long-term incentive plan (“LTIP”) related to various compensation arrangements, is set out below. AIP awards include both short-term (cash and one-year DSUs) and long-term (three-year DSUs, stock options, restricted shares and PSUs) incentives.

(in thousands of U.S. dollars)
For the three months ended March 31	2022	2021

Salaries and benefits	$14,024	$9,817
Annual incentive plan ("AIP")	10,131	6,596
Long-term incentive plan ("LTIP")(1)	4,097	607
Total compensation expense(1)	$28,252	$17,020
(1) Comparative figures have been adjusted to conform with the current period presentation (Note 2).

The changes to the balances of the various cash-based and equity-based arrangements during the period are detailed in the sections below.

Annual incentive plan

(in thousands of U.S. dollars)
For the three months ended March 31	2022	2021

Cash-based	$6,934	$3,456
Equity-based	3,197	3,140
Total AIP expense	$10,131	$6,596

The Company’s AIP provides for an aggregate bonus pool based on the sum of all employees’ individual AIP targets. The portion of the pool attributable to senior executive management is market-benchmarked and subject to an adjustment factor, as approved by the Board, of between 50% and 150%, based on achievement of Company performance objectives determined by the Board at the beginning of each year. The final pool is then allocated among employees based on individual and collective performance. AIP awards will be made in cash and equity-based grants, with the proportion of equity-based awards being correlated to the seniority of an individual’s role within the Company.

Cash-based AIP expense

For the three months ended March 31, 2022, the Company recognized $6,934 in cash-based AIP expense (2021 - $3,456), of which $6,366 relates to current-year entitlements, and the remainder relates to prior-year adjustments that were paid during 2022.

The following table summarizes the movement in the AIP liability:

(in thousands of U.S. dollars)	March 31, 2022	December 31, 2021
Balance, beginning of period	$73	$631
AIP expense	6,934	15,922
Payments	(2,421)	(16,270)
Translation adjustment	(178)	(210)
Balance, end of period	$4,408	$73

Equity-based AIP expense

For the three months ended March 31, 2022, the Company recognized $3,197 in equity-based AIP expense (2021 - $3,140), of which $934 (2021 - $413) relates to current-year entitlements of performance share units (PSUs), deferred share units (DSUs), stock options and restricted shares. The remaining $2,263 (2021 - $2,727) relates to the amortization of PSUs, DSUs, stock options and restricted shares granted in prior years, along with the revaluation of PSUs at each reporting date as the total liability amount is dependent on the Company's share price.

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Of the total equity-based AIP expense, the Company recognized $1,452 (2021 - $2,362) in cash-settled AIP expense related to PSUs and $1,745 (2021 - $778) in equity-settled AIP expense related to DSUs, stock options and restricted shares.

The following table summarizes the movement in the PSU liability:

(in thousands of U.S. dollars)	March 31, 2022	December 31, 2021
Balance, beginning of period	$12,064	$6,489
PSU expense	1,452	10,321
Payments	(7,061)	(4,755)
Translation adjustment	173	9
Balance, end of period	$6,628	$12,064

Long-term incentive plan

(in thousands of U.S. dollars)
For the three months ended March 31	2022	2021

Cash-based	$3,833	$570
Equity-based	264	37
Total LTIP expense	$4,097	$607

Cash-based LTIP expense

A liability for cash-component LTIP awards is accrued based on expected performance fees that would be generated from the fair value of the assets within each Investment Vehicle but disbursed only when such performance fees are earned and recognized as revenue. Changes in LTIP are primarily caused by changes to fair values of the underlying investments, which result from timing and cash flow changes at the project level of each Investment Vehicle, and changing business conditions.

For the three months ended March 31, 2022, the Company increased its accrual related to cash-component LTIP by $3,833 (2021 - increase of $570) as a result of an increase in expected future performance fees from Investment Vehicles that will be paid to management when cash is received from each investment over time.

The following table summarizes the movement in the LTIP liability:

(in thousands of U.S. dollars)	March 31, 2022	December 31, 2021
Balance, beginning of period	$21,431	$11,688
LTIP expense	3,833	13,532
Payments	(532)	(3,775)
Translation adjustment	215	(14)
Balance, end of period	$24,947	$21,431

Equity-based LTIP expense

For the three months ended March 31, 2022, the Company recorded $264 in equity-based LTIP expense (2021 - $37), which relates to current-year entitlements as well as DSUs and stock options granted in prior years. LTIP expense related to income from THP1 US (a U.S. residential development investment) is paid in DSUs vesting in equal tranches over a three-year period commencing on the anniversary date of each grant, pursuant to the LTIP as amended on May 6, 2019. LTIP DSU awards prior to this LTIP amendment date vested equally over a five-year period commencing on the anniversary of each grant. Compensation expense related to the stock options is recognized on a graded vesting basis.

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Stock option plan

For the three months ended March 31, 2022, the Company recorded a stock option expense of $48 (2021 - $61), comprised of $48 of AIP expense (2021 - $56) and no LTIP expense (2021 - $5).

The following tables summarize the movement in the stock option plan during the three months ended March 31, 2022 and the year ended December 31, 2021.

	TSX		NYSE
For the three months ended March 31, 2022	Number of options	Weighted average exercise price (CAD)	Number of options	Weighted average exercise price (USD)

Opening balance - outstanding	1,985,563	$10.45	31,764	$14.67
Granted	—	—	—	—
Exercised	(8,334)	9.81	—	—
Ending balance - outstanding	1,977,229	$10.45	31,764	$14.67

	TSX		NYSE
For the year ended December 31, 2021	Number of options	Weighted average exercise price (CAD)	Number of options	Weighted average exercise price (USD)

Opening balance - outstanding	2,241,339	$10.34	—	$—
Granted	25,890	18.85	31,764	14.67
Exercised	(281,666)	10.37	—	—
Ending balance - outstanding	1,985,563	$10.45	31,764	$14.67

The following table summarizes the stock options outstanding as at March 31, 2022:

		March 31, 2022
Grant date	Expiration date	Options outstanding	Options exercisable	Exercise price of outstanding options (CAD)	Exercise price of outstanding options (USD)

November 14, 2016	November 14, 2023	550,000	550,000	$8.85	—
December 15, 2017	December 15, 2024	800,000	800,000	11.35	—
December 17, 2018	December 17, 2025	401,959	401,959	9.81	—
December 15, 2020	December 15, 2027	199,380	66,459	11.50	—
December 15, 2021	December 15, 2028	25,890	—	18.85	—
December 15, 2021	December 15, 2028	31,764	—	—	14.67
Total		2,008,993	1,818,418	$10.45	$14.67

AIP liability is recorded within amounts payable and accrued liabilities, and the equity component is included in the contributed surplus. The breakdown is presented below.

(in thousands of U.S. dollars)	March 31, 2022	December 31, 2021
Amounts payable and accrued liabilities (Note 10)(1)	$11,036	$12,137
Equity - contributed surplus	14,741	13,332
Total AIP	$25,777	$25,469
(1) This balance includes outstanding PSU liability of $6,628 (2021 - $12,064) and cash-based AIP liability of $4,408 (2021 - $73).

LTIP liability and equity components are presented on the balance sheet as follows:

(in thousands of U.S. dollars)	March 31, 2022	December 31, 2021
LTIP - liability	$24,947	$21,431
Equity - contributed surplus	7,028	7,914
Total LTIP	$31,975	$29,345

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

29.    PERFORMANCE FEES LIABILITY

The actual amounts of performance fee revenue to be received and paid will depend on the cash realizations of Investment Vehicles and the performance of underlying investments. Recognizing such fee revenue is only permitted when the receipt is highly probable such that a significant amount of the cumulative fee revenue will not reverse. Any corresponding payable to participating unit-holders, however, must be recognized by the Company as an expense and a liability in the period in which the change in underlying investment valuation occurs, although the change in the liability is unrealized and is a non-cash expense.

The following table summarizes the movement in performance fees liability for the three months ended March 31, 2022 and the year ended December 31, 2021:

(in thousands of U.S. dollars)	March 31, 2022	December 31, 2021
Balance, beginning of period	$48,358	$6,242
Contributions from equity holders	971	—
Performance fees expense	12,564	42,272
Payments	—	(196)
Translation adjustment	98	40
Balance, end of period	$61,991	$48,358

For the three months ended March 31, 2022, the Company recorded a total of $40,816 (2021 - $17,750) in connection with employment-related costs, including compensation expense (Note 28) and performance fees expense.

30.    SEGMENTED INFORMATION

In accordance with IFRS 8, Operating Segments ("IFRS 8"), the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The Company evaluates segment performance based on the revenue and income of each operating segment.

Tricon is comprised of four operating segments and five reportable segments. The Company's corporate office provides support functions, and therefore, it does not represent an operating segment but rather it is included as a reportable segment. The reportable segments are business units offering different products and services, and are managed separately due to their distinct natures although they are related and complementary.

These five reportable segments have been determined by the Company’s chief operating decision-makers.

•Single-Family Rental business includes owning and operating single-family rental homes primarily within major cities in the U.S. Sun Belt.

•Multi-Family Rental business includes owning and operating garden-style multi-family rental properties primarily in the U.S. Sun Belt and condominium-quality rental apartments in downtown Toronto. The Selby, a Canadian multi-family rental property, is included within this segment; however, given that it is an equity-accounted investment, its operational results are presented as a single line within this segment. Effective March 31, 2021, Tricon's investments in U.S. multi-family rental are also presented within income from equity-accounted investments in multi-family rental properties (Note 5).

•Residential Development business includes designing and developing premier multi-family rental properties in Toronto. Canadian development properties (The James and The Shops of Summerhill) and the Company's remaining equity-accounted Canadian residential development activities are included in this segment. The segment also includes Tricon’s investments in U.S. residential developments.

•Private Funds and Advisory business includes providing asset management, property management and development management services. The Company’s asset management services are provided to

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Investment Vehicles that own the single-family rental homes, multi-family rental properties and residential developments described above. The Company’s property management function generates property management fees, construction management fees and leasing commissions through its technology-enabled platform used to operate the Company’s rental portfolio. In addition, Tricon earns market-based development management fees from its residential developments in the United States and Canada.

•Corporate activities include providing support functions in the areas of accounting, treasury, credit management, information technology, legal, and human resources. Certain corporate costs such as directly identifiable compensation expense incurred on behalf of the Company's operating segments are allocated to each operating segment, where appropriate. Certain property management activities are also considered as part of corporate-level costs for the purpose of segment reporting. Those costs include salaries of employees engaged in leasing, acquisition, disposition and other property management-related activities.

Direct property-level operating expenses are included in the net operating income of the single-family rental business.

Inter-segment revenues adjustments

Inter-segment revenues are determined under terms that approximate market value. For the three months ended March 31, 2022, the adjustment to external revenues when determining segmented revenues consists of property management revenues earned from consolidated entities totaling $22,912 (2021 - $12,972), development revenues earned from consolidated entities totaling $385 (2021 - $385) and asset management revenues earned from consolidated entities totaling $2,487 (2021 - nil), which were eliminated on consolidation to arrive at the Company’s consolidated revenues in accordance with IFRS.

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(in thousands of U.S. dollars)
For the three months ended March 31, 2022	Single-Family Rental(1)	Multi-Family Rental(1)	Residential Development (1)	Private Funds and Advisory(1)	Corporate(1)	Consolidated results

Revenue from single-family rental properties	$138,788	$—	$—	$—	$—	$138,788
Direct operating expenses	(45,515)	—	—	—	—	(45,515)
Net operating income from single-family rental properties	93,273	—	—	—	—	93,273

Revenue from private funds and advisory services	—	—	—	12,411	—	12,411

Income from equity-accounted investments in multi-family rental properties	—	17,037	—	—	—	17,037
Loss from equity-accounted investments in Canadian residential developments	—	—	(15)	—	—	(15)
Other income	—	—	296	—	2,753	3,049
Income from investments in U.S. residential developments	—	—	4,305	—	—	4,305
Compensation expense	—	—	—	—	(28,252)	(28,252)
Performance fees expense	—	—	—	—	(12,564)	(12,564)
General and administration expense	—	—	—	—	(12,875)	(12,875)
Transaction costs	—	—	—	—	(2,219)	(2,219)
Interest expense	—	—	—	—	(36,854)	(36,854)
Fair value gain on rental properties	—	—	—	—	299,572	299,572
Fair value loss on derivative financial instruments and other liabilities	—	—	—	—	(29,362)	(29,362)
Amortization and depreciation expense	—	—	—	—	(3,407)	(3,407)
Realized and unrealized foreign exchange loss	—	—	—	—	(61)	(61)
Net change in fair value of limited partners’ interests in single-family rental business	—	—	—	—	(92,232)	(92,232)
Income tax expense	—	—	—	—	(48,349)	(48,349)
Segment net income from continuing operations	$93,273	$17,037	$4,586	$12,411	$36,150	$163,457
Segment net income from discontinued operations	—	—	—	—	—	—
Segment net income	$93,273	$17,037	$4,586	$12,411	$36,150	$163,457
(1) Financial information for each segment is presented on a consolidated basis.

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(in thousands of U.S. dollars)
For the three months ended March 31, 2021	Single-Family Rental(1)	Multi-Family Rental(1)	Residential Development (1)	Private Funds and Advisory(1)	Corporate(1)	Consolidated results

Revenue from single-family rental properties(2)	$99,391	$—	$—	$—	$—	$99,391
Direct operating expenses(2)	(33,219)	—	—	—	—	(33,219)
Net operating income from single-family rental properties	66,172	—	—	—	—	66,172

Revenue from private funds and advisory services	—	—	—	8,930	—	8,930

Loss from equity-accounted investments in multi-family rental properties	—	(457)	—	—	—	(457)
Loss from equity-accounted investments in Canadian residential developments	—	—	(3)	—	—	(3)
Other income	—	—	205	—	—	205
Income from investments in U.S. residential developments	—	—	6,659	—	—	6,659
Compensation expense	—	—	—	—	(17,020)	(17,020)
Performance fees expense	—	—	—	—	(730)	(730)
General and administration expense	—	—	—	—	(8,403)	(8,403)
Transaction costs	—	—	—	—	(1,229)	(1,229)
Interest expense	—	—	—	—	(36,075)	(36,075)
Fair value gain on rental properties	—	—	—	—	112,302	112,302
Fair value loss on derivative financial instruments and other liabilities	—	—	—	—	(37,172)	(37,172)
Amortization and depreciation expense	—	—	—	—	(2,650)	(2,650)
Realized and unrealized foreign exchange gain	—	—	—	—	170	170
Net change in fair value of limited partners’ interests in single-family rental business	—	—	—	—	(26,141)	(26,141)
Income tax expense	—	—	—	—	(22,654)	(22,654)
Segment net income (loss) from continuing operations	$66,172	$(457)	$6,861	$8,930	$(39,602)	$41,904
Segment net loss from discontinued operations	—	(67,562)	—	—	—	(67,562)
Segment net income (loss)	$66,172	$(68,019)	$6,861	$8,930	$(39,602)	$(25,658)
(1) Financial information for each segment is presented on a consolidated basis.
(2) The comparative period has been reclassified to conform with the current period presentation. Resident recoveries of $917 previously recorded as a reduction in direct operating expenses have been reclassified to revenue from single-family rental properties.
31.    RELATED PARTY TRANSACTIONS AND BALANCES

Related parties include subsidiaries, associates, joint ventures, structured entities, key management personnel, the Board of Directors (“Directors”), immediate family members of key management personnel and Directors, and entities which are directly or indirectly controlled by, jointly controlled by or significantly influenced by key management personnel, Directors or their close family members.

In the normal course of operations, the Company executes transactions on market terms with related parties that have been measured at the exchange value and are recognized in the consolidated financial statements, including, but not limited to: asset management fees, performance fees and incentive distributions; loans, interest and non-interest bearing deposits; purchase and sale agreements; capital commitments to Investment Vehicles; and development of residential real estate assets. In connection with the Investment Vehicles, the Company has unfunded capital commitments of $527,244 as at March 31, 2022. Transactions and balances between consolidated entities are fully eliminated upon consolidation. Transactions and balances with unconsolidated structured entities are disclosed in Note 17.

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Transactions with related parties

The following table lists the related party balances included within the condensed interim consolidated financial statements.

(in thousands of U.S. dollars)
For the three months ended March 31	2022	2021

Revenue from private funds and advisory services	$12,411	$8,930
Income (loss) from equity-accounted investments in multi-family rental properties	17,037	(457)
Loss from equity-accounted investments in Canadian residential developments	(15)	(3)
Income from investments in U.S. residential developments	4,305	6,659
Performance fees expense	(12,564)	(730)
Net income recognized from related parties	$21,174	$14,399

Balances arising from transactions with related parties

The items set out below are included on various line items in the Company’s condensed interim consolidated financial statements.

(in thousands of U.S. dollars)	March 31, 2022	December 31, 2021

Receivables from related parties included in amounts receivable
Contractual fees and other receivables from investments managed	$7,479	$11,906
Employee relocation housing loans(1)	1,601	1,578
Loan receivables from portfolio investments	1,499	8,629
Annual incentive plan(2)	25,777	25,469
Long-term incentive plan(2)	31,975	29,345
Performance fees liability	61,991	48,358
Dividends payable	472	472
Other payables to related parties included in amounts payable and accrued liabilities	178	200
(1) The employee relocation housing loan is non-interest bearing for a term of ten years, maturing in 2028.
(2) Balances from compensation arrangements are due to employees deemed to be key management of the Company.

The receivables are unsecured and non-interest bearing. There are no provisions recorded against receivables from related parties at March 31, 2022 (December 31, 2021 - nil).

32.    FINANCIAL RISK MANAGEMENT

The Company is exposed to the following risks as a result of holding financial instruments: market risk (i.e., interest rate risk, foreign currency risk and other price risk that may impact the fair value of financial instruments), credit risk and liquidity risk. The following is a description of these risks and how they are managed.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, foreign currency rates and changes in market prices due to other factors, such as changes in equity prices or credit spreads. The Company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and by holding financial contracts such as interest rate derivatives to minimize residual exposures.

The sensitivities to market risks included below are based on a change in one factor while holding all other factors constant. In practice, this is unlikely to occur, and changes in some of the factors may be correlated - for example, changes in interest rates and changes in foreign currency rates.

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Financial instruments held by the Company that are subject to market risk include other financial assets, borrowings and derivative instruments such as interest rate cap contracts.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature.

The Company’s assets largely consist of long-term interest-sensitive physical real estate assets. Accordingly, the Company’s financial liabilities consist primarily of long-term fixed-rate debt or floating-rate debt. These financial liabilities are recorded at their amortized cost. The Company also holds interest rate caps to limit its exposure to increases in interest rates on floating-rate debt and sometimes holds interest rate contracts to lock in fixed rates on anticipated future debt issuances and as an economic hedge against the changes in the value of long-term interest-sensitive physical real estate assets that have not been otherwise matched with fixed-rate debt. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. To limit its exposure to interest rate risk, the Company has a mixed portfolio of fixed-rate and variable-rate debt, with $2,698,218 in fixed-rate debt and $1,731,553 in variable-rate debt as at March 31, 2022. If interest rates had been 50 basis points higher or lower, with all other variables held constant, interest expense would have increased (decreased) by:

For the three months ended March 31	2022		2021
(in thousands of U.S. dollars)	50 bps increase	50 bps decrease	50 bps increase	50 bps decrease

Interest expense	$1,611	$(75)	$431	$(73)

Foreign currency risk

Changes in foreign currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar, which is the functional and presentation currency of the Company. The Company has exposure to monetary and non-monetary foreign currency risk due to the effects of changes in foreign exchange rates related to consolidated Canadian subsidiaries, equity-accounted investments, and cash and debt in Canadian dollars held at the corporate level. The Company manages foreign currency risk by raising equity in Canadian dollars and by matching its principal cash outflows to the currency in which the principal cash inflows are denominated.

The impact of a 1% increase or decrease in the Canadian dollar exchange rate would result in the following impacts to assets and liabilities:

For the three months ended March 31	2022		2021
(in thousands of U.S. dollars)	1% increase	1% decrease	1% increase	1% decrease

Assets
Equity-accounted investments in multi-family rental properties	$213	$(213)	$199	$(199)
Equity-accounted investments in Canadian residential developments	1,022	(1,022)	776	(776)
Canadian development properties	1,397	(1,397)	1,134	(1,134)
Investments in U.S. residential developments	3	(3)	6	(6)
	$2,635	$(2,635)	$2,115	$(2,115)

Liabilities
Debt	486	(486)	646	(646)
	$486	$(486)	$646	$(646)

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Foreign exchange volatility is already embedded in the fair value of derivative financial instruments (Note 18), and therefore is excluded from the sensitivity calculations above.

Other price risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads. The Company does not hold any financial instruments that are exposed to equity price risk including equity securities and equity derivatives.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause financial loss for the other party by failing to discharge an obligation. The Company has no significant concentrations of credit risk and its exposure to credit risk arises primarily through loans and receivables which are due primarily from associates. At March 31, 2022, the Company’s exposure to credit risk arising from its investment in debt instruments was $1,499 (December 31, 2021 – $8,629). Through the equity portion of its investments, the Company is also indirectly exposed to credit risk arising on loans advanced by investees to individual real estate development projects.

Credit risk also arises from the possibility that residents may experience financial difficulty and be unable to fulfill their lease commitments. A provision for bad debt (or expected credit loss) is taken for all anticipated collectability risks. The Company also manages credit risk by performing resident underwriting due diligence during the leasing process. As at March 31, 2022, the Company had rent receivables of $5,486 (December 31, 2021 – $4,510), net of bad debt, which adequately reflects the Company's credit risk.

Liquidity risk

The real estate industry is highly capital intensive. Liquidity risk is the risk that the Company may have difficulty in meeting obligations associated with its financial liabilities as they fall due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. The Company's liquidity risk management includes maintaining sufficient cash on hand and the availability of funding through an adequate amount of committed credit facilities, as well as performing periodic cash flow forecasts to ensure the Company has sufficient cash to meet operational and financing costs. The Company's primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn available credit facilities. Cash flow generated from operating the rental property portfolio represents the primary source of liquidity used to service the interest on the property-level debt and fund direct property operating expenses, as well as reinvest in the portfolio through capital expenditures.

The Company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The Company believes these risks are mitigated through the use of long-term debt secured by high-quality assets, by maintaining certain debt levels that are set by management, and by staggering maturities over an extended period.

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The following tables present the contractual maturities of the Company’s financial liabilities at March 31, 2022 and December 31, 2021, excluding remaining unamortized deferred financing fees and debt discount:

(in thousands of U.S. dollars)
As at March 31, 2022	Due on demand and within the year	From 1 to 2 years	From 3 to 4 years	From 5 years and later	Total
Liabilities
Debt(1)	$254,809	$1,054,982	$2,683,303	$436,677	$4,429,771
Other liabilities	—	9,490	8,903	19,172	37,565
Limited partners' interests in single-family rental business	—	—	680,916	540,462	1,221,378
Derivative financial instruments	—	—	—	258,358	258,358
Due to Affiliate	—	—	—	295,325	295,325
Amounts payable and accrued liabilities	107,313	—	—	—	107,313
Resident security deposits	61,317	—	—	—	61,317
Dividends payable	15,868	—	—	—	15,868
Total	$439,307	$1,064,472	$3,373,122	$1,549,994	$6,426,895
(1) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.

(in thousands of U.S. dollars)
As at December 31, 2021	Due on demand and within the year	From 1 to 2 years	From 3 to 4 years	From 5 years and later	Total
Liabilities
Debt(1)	$254,805	$822,163	$2,439,432	$438,251	$3,954,651
Other liabilities	—	8,538	7,863	18,347	34,748
Limited partners' interests in single-family rental business	—	—	600,572	346,880	947,452
Derivative financial instruments	—	—	—	230,305	230,305
Due to Affiliate	—	—	—	300,000	300,000
Amounts payable and accrued liabilities	102,954	—	—	—	102,954
Resident security deposits	56,785	—	—	—	56,785
Dividends payable	15,821	—	—	—	15,821
Total	$430,365	$830,701	$3,047,867	$1,333,783	$5,642,716
(1) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.

The future repayments of principal and interest on financial liabilities are as follows, excluding remaining unamortized deferred financing fees and debt discount:

(in thousands of U.S. dollars)
As at March 31, 2022	Within the year	From 1 to 2 years	From 3 to 4 years	From 5 years and later	Total
Principal
Debt(1),(2)	$254,809	$1,054,982	$2,683,303	$436,677	$4,429,771
Due to Affiliate	—	—	—	295,325	295,325
Interest
Debt(1)	79,704	223,225	108,109	7,952	418,990
Due to Affiliate(3)	12,736	33,962	33,962	138,146	218,806
Total	$347,249	$1,312,169	$2,825,374	$878,100	$5,362,892
(1) Certain mortgages' principal and interest repayments were translated to U.S. dollars at the period-end exchange rate.
(2) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.
(3) Reflects the contractual maturity date of September 3, 2032.

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The details of the net liabilities are shown below:

(in thousands of U.S. dollars)	March 31, 2022	December 31, 2021
Cash	$143,196	$176,894
Amounts receivable	42,693	41,582
Prepaid expenses and deposits	43,835	32,946
Current assets	229,724	251,422

Amounts payable and accrued liabilities	107,313	102,954
Resident security deposits	61,317	56,785
Dividends payable	15,868	15,821
Current portion of long-term debt	254,915	254,805
Current liabilities	439,413	430,365

Net current liabilities	$(209,689)	$(178,943)

During the three months ended March 31, 2022, the change in the Company’s liquidity resulted in a working capital deficit of $209,689 (December 31, 2021 - deficit of $178,943). The working capital deficit is primarily due to debt coming due in October 2022 for which the Company intends to negotiate an extension. The Company has determined that its current financial obligations and working capital deficit are adequately funded from the available borrowing capacity and from operating cash flows. In addition, the Company has set aside cash in separate bank accounts, presented as non-current restricted cash on the consolidated balance sheets, to settle its obligations for resident security deposits.

As of March 31, 2022, the outstanding amount under the corporate credit facility was $85,000 (December 31, 2021 - nil) and $415,000 (December 31, 2021 - $500,000) of the corporate credit facility remained available to the Company. During the three months ended March 31, 2022, the Company received distributions of $12,320 (2021 - $12,700) from its investments.

33.    CAPITAL MANAGEMENT

The Company’s objectives when managing capital are: (i) to safeguard its ability to meet financial obligations and growth objectives, including future acquisitions; (ii) to provide an appropriate return to its shareholders; and (iii) to maintain an optimal capital structure that allows multiple financing options, should a financing need arise. The Company’s capital consists of debt (including credit facilities, term loans, mortgages, securitizations and Due to Affiliate), cash and shareholders’ equity. In order to maintain or adjust the capital structure, the Company manages equity as capital and may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or subsidiary entity interests, repurchase and cancel shares or sell assets.

As of March 31, 2022, the Company was in compliance with all financial covenants in its debt facilities (Note 16).

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

34.    SUPPLEMENTARY CASH FLOW DETAILS

The details of the adjustments for non-cash items from continuing operations presented in operating activities of the cash flow statement are shown below:

(in thousands of U.S. dollars)
For the three months ended March 31	2022	2021

Fair value gain on rental properties (Note 4)	$(299,572)	$(112,302)
Fair value loss on derivative financial instruments and other liabilities (Note 18)	29,362	37,172
Income from investments in U.S. residential developments (Note 8)	(4,305)	(6,659)
(Income) loss from equity-accounted investments in multi-family rental properties (Note 5)	(17,037)	457
Loss from equity-accounted investments in Canadian residential developments (Note 6)	15	3
Amortization and depreciation expense (Notes 21, 22)	3,407	2,650
Deferred income taxes (Note 12)	47,887	67,127
Net change in fair value of limited partners’ interests in single-family rental business (Note 23)	92,232	26,141
Amortization of debt discount and financing costs (Note 19)	3,766	3,914
Interest on lease obligation (Note 19)	276	99
Long-term incentive plan (Note 28)	4,097	607
Annual incentive plan (Note 28)	10,131	6,596
Performance fees expense (Note 29)	12,564	730
Unrealized foreign exchange (gain) loss	(1,639)	118
Adjustments for non-cash items from continuing operations	$(118,816)	$26,653

The following table presents the changes in non-cash working capital items from continuing operations for the periods ended March 31, 2022 and March 31, 2021.

(in thousands of U.S. dollars)
For the three months ended March 31	2022	2021

Amounts receivable	$(1,111)	$(15,210)
Prepaid expenses and deposits	(10,889)	(4,082)
Resident security deposits	4,532	1,777
Amounts payable and accrued liabilities	4,359	(22,198)
Deduct non-cash working capital items from discontinued operations	—	(15,427)
Changes in non-cash working capital items from continuing operations	$(3,109)	$(55,140)

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

35.    FINANCING ACTIVITIES

(in thousands of U.S. dollars)	As at December 31, 2021	Cash flows	Non-cash changes				As at March 31, 2022
			Foreign exchange movement	Fair value changes	Additions/ (Dispositions)	Other(1)

Term loan	$220,197	$(289)	$—	$—	$—	$—	$219,908
SFR JV-HD subscription facility	99,543	(154)	—	—	—	91	99,480
SFR JV-2 subscription facility	348,529	149,614	—	—	—	255	498,398
Securitization debt 2017-2	357,991	(2,378)	—	—	—	76	355,689
SFR JV-HD warehouse credit facility	64,971	85,909	—	—	—	187	151,067
SFR JV-2 warehouse credit facility	489,321	158,945	—	—	—	291	648,557
Warehouse credit facility 2022	—	—	—	—	—	—	—
Securitization debt 2018-1	310,995	(1,626)	—	—	—	36	309,405
SFR JV-1 securitization debt 2019-1	327,424	—	—	—	—	318	327,742
SFR JV-1 securitization debt 2020-1	544,964	—	—	—	—	438	545,402
SFR JV-1 securitization debt 2021-1	673,653	(36)	—	—	—	549	674,166
Securitization debt 2020-2	431,684	(1,573)	—	—	—	280	430,391
Land loan	22,086	—	322			—	22,408
Mortgage	12,113	(108)	176			2	12,183
Corporate credit facility	—	85,000				—	85,000
Corporate office mortgages	13,962	(101)	202			—	14,063
Due to Affiliate(2)	256,362	—	—	—	(4,675)	1,243	252,930
Derivative financial instruments(3)	230,305	—	—	31,352	—	(3,299)	258,358
Limited partners' interests in single-family rental business	947,452	181,694	—	92,232	—	—	1,221,378
Lease obligations	30,792	(693)	—	—	2,929	320	33,348
Total liabilities from financing activities	$5,382,344	$654,204	$700	$123,584	$(1,746)	$787	$6,159,873
(1) Includes amortization of transaction costs and debt discount and interest on lease obligations.
(2) During three months ended March 31, 2022, the Company settled $4,675 of the principal balance due to Affiliate through the issuance of 554,832 common shares (Note 17).
(3) The interest rate cap component included in the derivative financial instruments was an asset of $2,393 as at March 31, 2022 and as a result is excluded from the above table and classified as an asset on the consolidated balance sheet.

Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(in thousands of U.S. dollars)	As at December 31, 2020	Cash flows	Non-cash changes				As at March 31, 2021
			Foreign exchange movement	Fair value changes	Additions/ (Dispositions)	Other(1)

SFR JV-1 subscription facility	$115,664	$(14,000)	$—	$—	$—	$126	$101,790
SFR JV-1 warehouse credit facility	95,950	129,168	—	—	—	228	225,346
Term loan 2	96,077	—	—	—	—	—	96,077
Warehouse credit facility	10,110	(62)	—	—	—	34	10,082
Securitization debt 2017-1	459,530	(341)	—	—	—	—	459,189
Term loan	374,745	(151)	—	—	—	—	374,594
Securitization debt 2017-2	362,683	(785)	—	—	—	77	361,975
Securitization debt 2018-1	311,913	—	—	—	—	36	311,949
SFR JV-1 securitization debt 2019-1	326,767	(113)	—	—	—	317	326,971
SFR JV-1 securitization debt 2020-1	543,803	(243)	—	—	—	435	543,995
Securitization debt 2020-2	432,817	(99)	—	—	—	280	432,998
U.S. multi-family credit facility(3)	109,890	(109,890)	—	—	—	—	—
Mortgage tranche A(3)	160,090	—	—	—	(160,090)	—	—
Mortgage tranche B(3)	400,225	—	—	—	(400,225)	—	—
Mortgage tranche C(3)	240,135	—	—	—	(240,135)	—	—
Land loan	21,991	—	275	—	—	—	22,266
Vendor take-back (VTB) loan 2021	25,564	(7,615)	267	—	—	—	18,216
Mortgage	12,463	(104)	154	—	—	3	12,516
Corporate credit facility	26,000	(7,000)	—	—	—	—	19,000
Corporate office mortgages	11,089	(66)	128	—	—	—	11,151
2022 convertible debentures	165,956	—	—	—	—	1,237	167,193
Due to Affiliate	251,647	—	—	—	—	1,141	252,788
Derivative financial instruments(2)	45,494	—	—	37,172	—	(841)	81,825
Limited partners' interests in single-family rental business	356,305	30,659	—	26,141	—	—	413,105
Lease obligations	6,403	(623)	—	—	1,559	99	7,438
Total liabilities from financing activities	$4,963,311	$18,735	$824	$63,313	$(798,891)	$3,172	$4,250,464
(1) Includes amortization of transaction costs and debt discount and interest on lease obligations.
(2) Represents the embedded derivative liability on the 2022 convertible debentures.
(3) On March 31, 2021, U.S. multi-family rental mortgages totaling $800,450 were deconsolidated from the Company’s balance sheet in connection with the sale of an 80% interest in the U.S. multi-family rental portfolio (Note 3). The Company fully repaid the U.S. multi-family credit facility with the proceeds of the syndication, which is presented within change in cash from discontinued operations on the consolidated statement of cash flow.

36.    SUBSEQUENT EVENTS

SFR securitization transaction

On April 7, 2022, SFR JV-2 closed a new securitization transaction involving the issuance and sale of six classes of fixed-rate pass-through certificates with a face amount of approximately $530,000, a weighted average coupon of 4.32% (including servicing fees) and a term to maturity of five years, secured indirectly by a pool of 2,484 single-family rental homes. The transaction proceeds were used to refinance existing short-term SFR JV-2 debt and net proceeds of $29,900 were returned to SFR JV-2 to fund future acquisitions of rental properties.

Quarterly dividend

On May 10, 2022, the Board of Directors of the Company declared a dividend of $0.058 per common share in U.S. dollars payable on or after July 15, 2022 to shareholders of record on June 30, 2022.

7 St. Thomas Street, Suite 801 Toronto, Ontario M5S 2B7
T 416-925-7228 F 416-925-7964 www.triconresidential.com